Exhibit 3.2(a)

San Joaquin Bancorp

Resolution of the Board of Directors November 21,2006

Amendment of Article IV, Section 4.1 of the Bylaws

     WHEREAS, Article IX, Section 9.2 of the bylaws states, "Subject to the rights of shareholders as provided in Section 8.7 of these Bylaws, Bylaws may be adopted, amended or repealed by the Board of Directors; provided, however, that the Board of Directors may adopt a bylaw or amendment of a bylaw changing the authorized number of directors only for the purpose of fixing the exact number of directors within the limits specified in the Articles of Incorporation or in Section 3.2 of these Bylaws;"

     WHEREAS, a proposed amendment of Article IV, Section 4.1 of the Bylaws has been presented to the Board of Directors on this date;

     WHEREAS, it is believed to be in the best interests of San Joaquin Bancorp to amend the Bylaws as proposed.

     NOW, THEREFORE, BE IT RESOLVED that the following clause replaces the first paragraph of existing Section 4.1 of the Bylaws of San Joaquin Bancorp:

4.1 Committees of Directors. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board of directors may also approve committee charters (and amendments thereto) with provisions that are consistent with or required by law or the applicable rules of any exchange upon which the Company is listed. The chairman of the board may, in his discretion, recommend any member (including alternate members) of the board of directors to serve on board committees; provided, however, that any such recommendations are consistent with the implementing resolutions or the committee charter adopted or approved by the board. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized directors. Unless the board of directors shall otherwise prescribe the manner of proceedings of any such committee, meetings of such committees may be scheduled in advance or called at any time by the board of directors, the chairman of the board or any two members of the committee thereof; otherwise the provisions of these bylaws and the charter, if any, with respect to notice and conduct of meetings of the board shall govern. Any committee, to the extent provided in the resolution of the board or any charter approved by the board, shall have all of the authority of the board, except with respect to: [Remaining portions of this section are unchanged].